Mail Stop 3561

February 13, 2009

Earl Lewis
President and Chief Executive Officer
FLIR Systems, Inc.
27700A SW Parkway Avenue
Wilsonville, OR 97070

Re: FLIR Systems, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
Schedule 14A filed March 13, 2008
File No. 000-21918

Dear Mr. Lewis:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Max A. Webb
Assistant Director